June 28, 2012

Via E-mail and Edgar

Daniel L. Gordon

Branch Chief

United States Securities and Exchange Commission (the “Commission”)

Washington, D.C. 20549

Dear Mr. Gordon:

Re:	Granite Real Estate Inc. (f/k/a MI Developments Inc.)

Form 40-F for the Fiscal Year Ended December 31, 2011

Filed March 13, 2012

File No. 1-31728

Thank you for your letter of June 21, 2012. We have responded to your three comments below. Your headings and comments have been reproduced for ease of reference.

Exhibit 2 – Consolidated financial statements for the year ended December 31, 2011, together with the auditors’ report thereon and the auditors’ report on the internal controls, from the Annual Report to Shareholders for fiscal 2011.

Comment

Consolidated Statement of Cash Flows, page 50

1.	In future filings, please present separate line items within investing activities for real estate acquisitions and fixed asset additions.

Response

Granite Real Estate Inc. (the “Company”) will present separate line items within investing activities for real estate and fixed asset additions in future filings beginning with its interim financial statements for the three and six-month periods ended June 30, 2012 to be furnished to the Commission under cover of Form 6-K. Over the past years, fixed asset additions have been insignificant and therefore have not been separately identified. However, in 2012 fixed asset additions are more significant and will be separated in the consolidated statement of cash flows.

Exhibit 3 – Management’s Discussion and Analysis of Operations and Financial Positions for the three month period and year ended December 31, 2011, from the Annual Report to Shareholders for fiscal 2011.

Comment

Critical Accounting Estimates, page 27

2.	In future filings, please include a critical accounting estimate and a significant accounting policy relating to capital expenditures that clearly describes your capitalization policy as it relates to construction/development costs including interest, salaries and G&A, real estate taxes and any other significant amounts that are capitalized during the pre-acquisition phase and the construction phase. This disclosure should also discuss the periods of capitalization including a discussion of when the capitalization period ends.

Response

The Company will include a critical accounting estimate and accounting policy that relates to capital expenditures that outlines the details of its capitalization policy as it relates to construction or development costs including the periods of capitalization in its filing for the three-month period and year ended December 31, 2012 to be filed with the Commission on Form 40-F and in subsequent filings.

Comment

Exhibits 99.2 and 99.4

3.	We note that the certifications are not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect including the parenthetical disclosure in paragraph 4(d). In future filings, please ensure that the certifications of your current Principal Executive Officer and Principal Financial Officer in the form currently set forth in Item 601(b)(31) of Regulation S-K.

Response

Thank you for this comment. We would note that because Granite Real Estate Inc. is a Canadian issuer that files its Annual Reports on Form 40-F in compliance with the Multijurisdictional Disclosure System, its certifications are required to be in the form set forth in Form 40-F rather than in the form set forth in Item 601(b)(31) of Regulation S-K. Because the certifications filed with our Form 40-F for the fiscal year ended December 31, 2011 were in the form prescribed by Form 40-F, we have been advised by our external counsel that no changes to the wording of these certifications should be required.

We acknowledge that the company is responsible for the adequacy and accuracy of the disclosure in the filings.

We further acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and; further, that the company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at 647-925-7600 (mforsayeth@graniterealestate.com) or Jennifer Tindale, EVP General Counsel, at 647-925-7526 (jtindale@graniterealestate.com) with any questions you may have.

We look forward to confirmation that our responses satisfactorily conclude this matter.

Yours truly,

/s/ Michael P. Forsayeth
Michael P. Forsayeth Chief Financial Officer

c:	William Demarest, Staff Accountant

    U.S. Securities Exchange Commission

c:	Steve Centa, Counsel

    Paul, Weiss, Rifkind, Wharton & Garrison LLP

c:	Krista D. Blaikie, Partner

    Ernst & Young

c:	Gerry Miller, Chair, Audit Committee

    Granite Real Estate Inc.

c:	Jennifer Tindale, EVP, General Counsel

    Granite Real Estate Inc.

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